October 26, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Quanergy Systems, Inc. (the “Company”) Registration Statement on Form S-1, as amended (File No. 333-267420)

Ladies and Gentlemen:

As the underwriter of the proposed offering of the Company, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m., Eastern Time, on October 27, 2022, or as soon thereafter as is practicable.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller Title: Co-President